EXHIBIT 21.1

LIST OF SUBSIDIARIES OF MEDALLION FINANCIAL CORP.

Name	Jurisdiction of Incorporation or Formation
Medallion Funding LLC	New York

Medallion Capital, Inc.	Minnesota

Freshstart Venture Capital Corp.	New York

Medallion Bank	Utah

Generation Outdoor, Inc.	Delaware

Medallion Hamptons Holding LLC	Delaware

Taxi Medallion Loan Trust III	Delaware

Medallion Servicing Corp.	Delaware

Medallion Fine Art, Inc.	Delaware

LAX Group, LLC	Delaware

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